SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

SCHEDULE 13E-3
AMENDMENT NO. 4

(RULE 13E-3)

TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE
 ACT OF 1934 AND RULE 13e-3 THEREUNDER

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
SECURITIES EXCHANGE ACT OF 1934

HICKOK INCORPORATED
(Name of Issuer)

HICKOK INCORPORATED
(Name of Person(s) Filing Statement)

Class A Common Shares, $1.00 Par Value
(Title of Class of Securities)

428839104
(CUSIP Number of Class of Securities)

Robert L. Bauman
President and Chief Executive Officer
Hickok Incorporated
10514 Dupont Avenue
Cleveland, Ohio 44108
          (216) 541-8060
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)

Copy to:

Edward W. Moore, Esq.
Calfee, Halter & Griswold LLP
1400 McDonald Investment Center
800 Superior Avenue
Cleveland, Ohio 44114-2688
(216) 622-8200

This statement is filed in connection with (check the appropriate box):

a. [  ] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. [  ] The filing of a registration statement under the Securities Act of 1993.

c. [X] A tender offer.

d. [  ] None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [  ]

Check the following box if the filing is a final amendment reporting the results of the transaction: [  ]

Calculation of Filing Fee

Transaction Valuation:	Amount of Filing Fee
$100,000*	$20.00**

* Calculated solely for the purpose of determining the filing fee, based upon the odd-lot tender offer price of $10.00 per share for the eligible Common Shares, multiplied by 10,000, the estimated maximum number of shares to be purchased in the offer.

** The amount of the filing fee equals 1/50th of one percent of the value of the securities to be acquired. The filing fee was calculated pursuant to Section 13(e)(3) of the Securities Exchange Act of 1934, as amended, and Rule 0-11(b) thereunder.

[  ] Check the box if any part of the fee is offset as provided by Rule 0-11(a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $20.00
Filing Party: Hickok Incorporated
Form or Registration No.: Schedule 13E-3 and Amendment No. 1 to Schedule 13E-3
Date Filed: August 11, 2004 and September 30, 2004, respectively

INTRODUCTION

This Amendment No. 4 amends and supplements the Schedule 13E-3 filed on August 11, 2004 as amended by Amendment No. 1 to Schedule 13E-3 filed on September 30, 2004, Amendment No. 2 to Schedule 13E-3 filed on October 29, 2004 and Amendment No. 3 to Schedule 13E-3 filed on November 12, 2004 (as amended, the "Schedule 13E-3"), by Hickok Incorporated (the "Company", formerly The Hickok Electrical Instrument Co.). The Schedule 13E-3 relates to the offer to purchase for cash (the "Offer") all of the Company’s Class A common shares, $1.00 par value, held by shareholders that own 99 or fewer Common Shares as of the close of business on August 2, 2004, pursuant to the offer to purchase (the "Offer to Purchase"), dated August 11, 2004 and the "Supplement to Offer to Purchase for Cash" (the "Supplement"), dated October 29, 2004.

The purpose of this Amendment No. 4 is to disclose the approximate number of Class A common shares that have been tendered as of November 15, 2004 and the Company's extension of the expiration date of the Offer from November 15, 2004 at 5:00 p.m., New York City Time, to December 15, 2004 at 5:00 p.m., New York City Time.

Except as otherwise noted below, no changes have been made to the responses to the items of the Schedule 13E-3. Items 1 and 4 of the Schedule 13E-3, which incorporate by reference the information contained in the Offer To Purchase and the Supplement, are amended and supplemented by adding thereto the following:

"The Offer, which was scheduled to expire at 5:00 p.m., New York City Time, on November 15, 2004, has been extended to 5:00 p.m., New York City Time, on December 15, 2004 unless the Offer is further extended or earlier terminated."

"On November 18, 2004, the Company issued a press release announcing the extension of the offer period and that as of the close of business on November 15, 2004, approximately 4,954 Class A common shares had been tendered to the Company puruant to the offer. A copy of the press release issued by the Company on November 18, 2004 is filed herewith as Exhibit (a)(5)(C) and is incorporated herein by reference."

Item 16. Exhibits.

Item 16 of the Schedule 13E-3 is hereby amended and supplemented by adding thereto the following:

"(a)(5)(C) Press release issued by Hickok Incorporated on November 18, 2004"

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HICKOK INCORPORATED By: /s/ ROBERT L. BAUMAN Name: Robert L. Bauman Title: President and Chief Executive Officer

Dated: November 18, 2004

EXHIBIT INDEX

Exhibit No.	Description

*(a)(1)(i)	Letter of Transmittal

*(a)(1)(ii)	Form of Letter to Nominees

*(a)(1)(iii)	Form of Letter to Clients

*(a)(1)(iv)	Instructions Form for Nominees

*(a)(2)(i)	Offer Cover Letter

*(a)(2)(ii)	Offer to Purchase

*(a)(3)(i)	Supplement Cover Letter

*(a)(3)(ii)	Supplement

*(a)(5)(A)	Press release issued by Hickok Incorporated on September 30, 2004

*(a)(5)(B)	Press release issued by Hickok Incorporated on November 12, 2004

(a)(5)(C)	Press release issued by Hickok Incorporated on November 18, 2004

*(b)(1)	Appraisal prepared by Loveman-Curtiss, Inc.

*(b)(2)	Fairness Opinion prepared by Loveman-Curtiss, Inc.

*(b)(3)	Draft Appraisal prepared by Loveman-Curtiss, Inc.

*(b)(4)	Draft Fairness Opinion prepared by Loveman-Curtiss, Inc.

*previously filed